SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2003

Prana Biotechnology Limited (Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. Press Release: Prana Raises $5 Million

Prana Raises $5 million

Private Placement Of Shares To Institutional and Sophisticated Investors

September 4, 2003 Melbourne: Prana Biotechnology Limited (ASX: PBT, NASDAQ: PRAN) is pleased to announce that it has reached agreement for the private placement of up to 7.15 million new shares in the capital of the Company at a subscription price of 70 cents per share. The securities have been placed to institutions and eligible sophisticated investors who are clients of Peregrine Corporate Limited (“PCL”) and the placement will raise up to $5 million before allowing for costs associated with the issue. Funds raised will be predominantly applied towards accelerating the Company’s development objectives, specifically the commencement of toxicology and clinical trials relating to Prana’s proprietary suite of metal protein attenuating compounds (“MPAC’s”) and for working capital purposes.

On 5 August 2003 Prana announced that its highly successful medicinal chemistry program had created a library of approx. 300 compounds specifically engineered to address age-related neurodegenerative diseases such as Alzheimers Disease. From these compounds the Company’s technical review committee selected an NCE (New Chemical Entity) which has been code-named PBT-2 to advance to human clinical trials. This follows the successful completion of Prana’s recent proof of concept trial utilising clioquinol (PBT-1), an existing off-label drug previously prescribed for a non-related application.

PBT-2 is a new proprietary compound developed by Prana scientists to specifically target Alzheimers Disease. It is owned exclusively by Prana and has significantly outperformed PBT-1 in the laboratory and animal trials undertaken to date. Given the success of the previous human trials of PBT-1 the Board of Prana and its scientists approach the clinical phase of PBT-2 with heightened confidence. The funds raised will enable PBT2 to progress through to its initial human trials providing a potential therapeutic specifically designed to address the pathology of Alzheimers Disease.

Prana has already demonstrated the appeal of its research with the announcement on 19 March 2003 of the commercial collaboration and licence agreement with international pharmaceutical company Schering A.G. Pursuant to this agreement Schering A.G. has undertaken to provide $7.3 million in research and development funding towards new research targets identified by Prana and in particular developing diagnostics for Alzheimers Disease. In addition to this research funding, successful outcomes will trigger milestone payments and royalties for Prana over a period of the next 2 to 5 years. A successful diagnostic or therapeutic arising from this collaboration would have a significant affect upon the Company’s ongoing activities.

As a result of the placement the Company is now well funded with in excess of $7 million cash at bank, an established commercial licensing agreement with a major international pharmaceutical company and a new proprietary compound with a library of back-up compounds ready for clinical evaluation.

About Prana Biotechnology Limited

Based in Australia, incorporated in 1997 and listed on the Australian Stock Exchange in March 2000, Prana Biotechnology (Nasdaq: PRAN; ASX: PBT) was established to commercialize research into Alzheimer’s disease and other major age-related degenerative disorders. Its mission is to develop diagnostic and therapeutic drugs to treat the central disease pathways that cause degeneration of the brain as aging progresses. Prana’s technology has emerged from its researchers at prominent international institutions such as

Massachusetts General Hospital at Harvard Medical School and the University of Melbourne. For further information, please visit our web site at www.pranabio.com.

For more information contact:

Company	Media	Investor
Geoffrey Kempler, Prana	Ivette Almeida	Steven Silver
+61 (3) 9690 7892	212-983-1702 ext. 209	212-983-1702 ext. 212
gkempler@pranabio.com	ivette.almeida@annemcbride.com	Silver@annemcbride.com

This press release contains “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the Company’s business strategy and future plans of operation. Forward-looking statements involve known and unknown risks and uncertainties; both general and specific to the matters discussed in this press release. These and other important factors, including those mentioned in various Securities and Exchange Commission filings made by the Company, may cause the Company’s actual results and performance to differ materially from the future results and performance expressed in or implied by such forward-looking statements. The forward-looking statements contained in this press release speak only as of the date hereof and the Company expressly disclaims any obligation to provide public updates, revisions or amendments to any forward-looking statements made herein to reflect changes in the Company’s expectations or future events.

NEITHER THE AUSTRALIAN STOCK EXCHANGE NOR ANY OTHER REGULATORY BODIES HAVE REVIEWED THIS NEWS RELEASE AND THEY NEITHER APPROVE NOR DISAPPROVE OF THE CONTENTS OF THIS NEWS RELEASE.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED (Registrant)

By	/s/ Geoffrey Kempler Geoffrey Kempler, Executive Chairman

Date: September 4, 2003